PANNONPLAST INDUSTRIES PLC.
Chairperson - CEO

03 MAY 14 AM 7:21

H-1225 Budapest, Nagytétényi út 216-218.
...pest, P.O.Box 51.
... 207-1936, (36-1) 207-1928
...) 207-1525
...st.datanet.hu
...plast.hu



03050506

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

SUPPL

Budapest, May 5, 2003

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Extraordinary Announcement about AGM resolutions

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,



Dr. Erzsébet Fehér



Enclosure

File No. 82-4548

Announcement of PANNONPLAST Industries Plc.

We inform our shareholders that the Annual General Meeting of our Company was held on April 30, 2003.

RESOLUTIONS OF THE AGM

1. The AGM, taking into consideration the Report of the Supervisory Board and the Report of the Auditor, approved the report of the Board of Directors on the business activity of the Company in the year 2002.

   The AGM approved the Company's 2002 balance sheet and statement of income, **consolidated** according to IAS, showing HUF 29,919 million total assets / liabilities and HUF minus 959 million net income, and it also approved the Company's non-consolidated 2002 balance sheet and income statement showing HUF 16,027 million assets / liabilities and HUF minus 500 million net income, which were in conformity with the BOD's submission and the Auditor's Report.

   The AGM decided not to pay dividends from the result of the 2002 business year.

2. According to the submission, the AGM accepted the amendments to Sections 6., 19.I and 58 of the Articles of Association.

3. The AGM elected DELOITTE & TOUCHE Ltd. with the contribution of its certified auditor Tamás Horváth for the period until the date of the AGM closing the 2003 business year and it also determined the fee of the Auditor.

4. The AGM recalled Ms. Erzsébet Fehér, Ph.D., Ms. Györgyi Joó Tóth, Ms. Mária Arany, Ms. Mária Illés, Ph.D., Mr. Károly Dolina, Ph.D., Mr. Nándor Fenyő, Mr. George Genti, Ph.D., Mr. János Illéssy, Ph.D., and Mr. Balázs Szabó from the Board of Directors of the Company.
   The AGM did not recall Mr. Gábor Ujlaki from the Board of Directors of the Company.

5. The AGM elected Ms. Erzsébet Fehér, Ph.D., Mr. János Mészáros, Mr. Csaba Kerék, Mr.János Illéssy, Ph.D. and Mr. Gyula Pázmándy as members of the Board of Directors for a period of three years.

6. The AGM determined the remuneration for the members and the chairperson of the Board of Directors.

7. The AGM determined the remuneration for the president and the members of the Supervisory Board.

The Board of Directors of PANNONPLAST Plc.

ST5. Summary of the AGM Resolutions

No.	Subject, short summary
1/I/2003	Electing Mr. György Horváth, Ph.D. to chair the AGM
2/I/2003	Electing Mr. András Hevér to confirm the minutes
3/I/2003	Electing Mr. Gábor Zoltán, Ph.D. to confirm the minutes
4/I/2003	Electing Mr. Gyula Knizse, Ph.D. to confirm the minutes
5/I/2003	Electing Mr. Antal Farkas as vote teller
6/I/2003	Electing Mr. Gábor Bedőcs as vote teller
7/I/2003	Discussing jointly items 1-4 on the Agenda
8/I/2003	Approving the Report of the BOD, the Balance Sheet, the P/L Statement, approving the allocation of the after-tax profit and the dividends
9/I/2003	Accepting amendments to Section 6 of the Articles of Association
10/I/2003	Accepting amendment to Sections 19.I and 58 of the Articles of Association
11/I/2003	Discussing jointly items 6 and 9 on the Agenda
12/I/2003	Appointing the auditor and determining its fee
13/I/2003	Recalling Ms. Erzsébet Fehér Ph.D. from the BOD of the Company
14/I/2003	Recalling Ms. Györgyi Joó Tóth from the BOD of the Company
15/I/2003	Recalling Ms. Mária Arany from the BOD of the Company
16/I/2003	Recalling Ms. Mária Illés, Ph.D. from the BOD of the Company
17/I/2003	Recalling Mr. Károly Dolina, Ph.D. from the BOD of the Company
18/I/2003	Recalling Mr. Nándor Fenyő from the BOD of the Company
19/I/2003	Recalling Mr. George Genti, Ph.D. from the BOD of the Company
20/I/2003	Recalling Mr. János Illéssy, Ph.D. from the BOD of the Company
21/I/2003	Rejecting recall Mr. Gábor Ujlaki from the BOD of the Company
22/I/2003	Rejecting new voting regarding recall of Gábor Ujlaki
23/I/2003	Recalling Mr. Balázs Szabó from the BOD of the Company
24/I/2003	Rejecting the proposal of Budapest Alapkezelő regarding rules of procedure
25/I/2003	Accepting the proposal of Britton Group regarding to vote as per the original proposal
26/I/2003	Rejecting proposal of Karsai Holding regarding rules of procedure
27/I/2003	Electing Ms. Erzsébet Fehér, Ph.D. as a member of the BOD for a three-year period.
28/I/2003	Electing Mr. János Mészáros as a member of the BOD for a three-year period.
29/I/2003	Electing Mr. Csaba Kerék as a member of the BOD for a three-year period.
30/I/2003	Electing Mr. János Illéssy, Ph.D. as a member of the BOD for a three-year period.
31/I/2003	Electing Mr. Gyula Pázmándy, Ph.D. as a member of the BOD for a three-year period.
32/I/2003	Rejecting to elect Mr. Miklós Várhegyi as a member of the BOD
33/I/2003	Rejecting to elect Mr. Gyula Sági, Ph.D. as a member of the BOD
34/I/2003	Rejecting to elect Mr. Zoltán Heimann as a member of the BOD
35/I/2003	Determining the remuneration of the chairperson and the members of the BOD
36/I/2003	Rejecting the proposal of the CA Alapkezelő's representative regarding remuneration of the BOD members
37/I/2003	Determining the remuneration of the president and the members of the Supervisory Board

Budapest, May 5, 2003

Dr. Erzsébet Fehér
CEO and Chairperson